Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the Shelton
Tactical Credit Fund (the "Fund") was held on February 28, 2017 for the following purposes:

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Shelton Tactical Credit Fund (the "Acquired Fund") to, and the assumption of all of the liabilities of the Acquired Fund by, SCM Trust, which shall assign such assets and liabilities to the Acquiring Shelton Tactical Credit Fund, a newly-created series of SCM Trust (the "Acquiring Fund"), in exchange for shares of the Acquiring Shelton Tactical Credit Fund to be distributed pro rata by the Acquired Fund to its shareholders upon the fund's liquidation (the "Reorganization").

To approve the advisory agreement between the Acquired Fund and Shelton Capital Management, on materially the same terms as the interim advisory agreement between the Acquired Fund and Shelton, but for the term thereof, to take effect upon the expiration of the interim advisory agreement and remain in effect until consummation of the Reorganization

All Fund shareholders of record at the close of business on December 14, 2016 were entitled to attend or submit proxies. As of the record date, the Fund had 3,084,818.986 shares outstanding. At the meeting, shareholders approved the Advisory Agreement and the retention of fees paid by the Fund to EIC.
The results of the voting for the proposal were as follows:

Approval of Agreement and Plan of Reorganization:
For Votes: 1,527,096

Against Votes: 17,353

Abstained Votes: 47,653

Broker Non-Votes: 0


Approval of Advisory Agreement:
For Votes: 1,527,712

Against Votes: 16,737

Abstained Votes: 47,653

Broker Non-Votes: 0